                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            Information Holdings Inc.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   456727 10 6
                                   -----------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------

             (Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               [ ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [x] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

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----------------------
CUSIP No.  456727 10 6            13G                     Page  2  of   5  Pages
           -----------
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mason P. Slaine
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,379,563
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,379,563
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,379,563
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.04%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).      Name of Issuer:
----------      ---------------
                Information Holdings Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:
----------      ------------------------------------------------
                2777 Summer Street
                Suite 209
                Stamford, Connecticut 06905

Items 2(a),     Name of Person Filing; Address of Principal
-----------     -------------------------------------------
(b) and (c)     Business Office:
-----------     ----------------

                (a) This statement is filed by and on behalf of Mason P. Slaine ("Mr. Slaine").

                (b) The business address of Mr. Slaine is c/o Information Holdings Inc., 2777 Summer Street, Suite 209, Stamford, Connecticut 06905.

                (c) Mr. Slaine is a United States citizen.


Item 2(d).      Title of Class of Securities:
----------      -----------------------------

                Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).      CUSIP Number:
----------      -------------

                456727 10 6

Item 3.         Not Applicable
-------

Item 4.         Ownership:
-------         ----------

                (a) Amount beneficially owned: 2,379,563 shares of Common Stock, as of December 31, 1998.

                (b) Percent of Class: 14.04%

                (c) (i)   Sole power to vote or direct the vote: 2,379,563
                    (ii)  Shared power to vote or direct the vote:    -0-
                    (iii) Sole power to dispose of or direct the disposition of: 2,379,563
                    (iv) Shared power to dispose of or direct the disposition of: -0-

Item 5.         Ownership of Five Percent or Less of a Class:
-------         ---------------------------------------------


                              Page 3 of 5 Pages

                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:
-------         ----------------------------------------------------------------

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:
                -------------------------------------------------------------

                Not Applicable

Item 8.         Identification and Classification of Members of the Group:
-------         ----------------------------------------------------------

                Not Applicable

Item 9.         Notice of Dissolution of Group:
-------         -------------------------------

                Not Applicable

Item 10.        Certification:
--------        --------------

                Not Applicable


















                               Page 4 of 5 Pages


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 1999



                                        /s/ Mason P. Slaine
                                        --------------------
                                            Mason P. Slaine
























                               Page 5 of 5 Pages